Mail Stop 4561


								August 11, 2005


By U.S. Mail and facsimile to (219) 836 0265

Charles V. Cole
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Re:	CFS Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-24611

Dear Mr. Cole:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended December 31, 2004

Results of Operations

Interest Expense, page 25

1. We note your disclosure on page 21 that you anticipate the restructuring of FHLB borrowings will have a positive overall effect in future periods by, among other things, improving your interest rate risk profile. Please tell us and in future filings disclose the following:

* The predominant factors that influenced your decision to restructure the debt in the fourth quarter of 2004;
* How you balance incurring significant prepayment penalties to restructure debt with your desire to manage your interest rate risk profile;
* Describe the "other things" you are referring to when you disclose the anticipated positive overall effect in future periods;
* Quantify your estimate of the expected reduction of interest expense in future periods as a result of the restructuring; and
* Describe the impact on your interest rate risk profile.

Non-Interest Expense, page 26

2. We note your disclosure that you wrote-down the carrying value of your viatical receivables by $421,000 in 2004. Please tell how you account for and determine the carrying and fair values of viatical receivables. Describe the changes in circumstances or other factors that indicated the receivables were impaired during 2004 and how you determined the amount of the impairment.

Financial Statements

Consolidated Statements of Cash Flows, page 51

3. We note your disclosure on page 29 that you sold $9.1 million of commercial real estate participations in 2004. Please tell us how the purchase or origination and the proceeds are reported in your statements of cash flows and your basis for the presentation.







Note 7 -  Borrowed Money, page 65

4. Please provide us with your comprehensive analysis of how you determined that the debt restructuring in the fourth quarter of 2004 was not considered a substantial modification of terms of the existing debt agreement under EITF 96-19. Tell us the principal amount and terms for each advance that was replaced and for each new advance as part of the $325 million debt restructuring.

5. Please tell us and in future filings disclose how you determined to expense $9.8 million of the prepayment penalties in 2004.
Explain
how you determined anticipated additional interest expense related to the amortization of the remaining deferred prepayment penalties for future periods.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Changes in Financial Condition

Securities, page 18

6. We note your disclosure of a $240,000 impairment in a Freddie Mac fixed-rate perpetual preferred stock. Please tell us and in future filings disclose how you determined the amount of the impairment and the changes in circumstances and other factors considered for recognizing the impairment in the first quarter of 2005. Refer to
Item 303(b) of Regulation S-K.

7. In light of the significant increase in gross unrealized losses your Government Sponsored Entity (GSE) securities please provide us with the break-down between securities with continuous unrealized loss position for less than 12 months and 12 months or more as of March 31, 2005 and June 30, 2005.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Changes in Financial Condition

Non-performing Assets, page 24

8. We note your disclosure on page 25 that you recorded an
additional
impairment of $1.1 million during the quarter ended June 30, 2005 on
two of your non-performing loans. Please tell us and in future filings disclose the nature of the loans. Describe the changes in circumstances and other factors since your year-end that led to your recognition of the additional impairment during the quarter.
Refer
to Item 303(b) of Regulation S-K.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Charles V. Cole
CFS Bancorp, Inc.
August 11, 2005
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